Van Kampen Ohio Value Municipal Income Trust (VOV)


Item 77.C.     Matters Submitted to a Vote of Security Holders

      At a Special Meeting of Shareholders held on September 23, 2005, the shareholders of Van Kampen Ohio Value Municipal Income Trust (the "Target Fund") approved an Agreement and Plan of Reorganization, dated February 3, 2005, between the Target Fund and Van Kampen Ohio Quality Municipal Trust (the "Acquiring Fund"), the termination of the registration of the Target Fund under the Investment Company Act of 1940, as amended, and the dissolution of the Target Fund under applicable state law. The preferred shareholders approved the same proposal at a meeting held on August 12, 2005.

Common shares:

For:      866,350.923
Against:  72,427.831
Abstain:  62,322.000

Preferred shares:

For:      423
Against:  27
Abstain:  92